

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 26, 2012

<u>Via E-mail</u>
Mr. Richard Astrom
 Chief Executive Officer
Milwaukee Iron Arena Football, Inc.
11415 NW 123 Lane
Reddick, Florida 32686

> **Re: Milwaukee Iron Arena Football, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 10, 2012**
> **File No. 000-27831**

Dear Mr. Astrom:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Changes in Registrant's Certifying Accountants</u>

We note the disclosure that you have requested Berman & Company P.A. ("Berman"), your former independent registered accountant, to provide you with a letter addressed to us stating whether Berman agrees with the statements made by you in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. Such letter was required to be filed as an exhibit no later than 10 business days after the filing of your Item 4.01 Form 8-K. Please amend your Item 4.01 Form 8-K in its entirety and to include as Exhibit 16, the required letter from Berman. See Item 304(a)(3) of Regulation S-K. Please file the requested Item 4.01 Form 8-K amendment as soon as practicable.

Mr. Richard Astrom
Milwaukee Iron Arena Football, Inc.
January 26, 2012
Page 2

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact me at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant